
March 7, 2014

<u>Via E-mail</u>
Frank A. Calderoni
Executive Vice President and Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

>   **Re: Cisco Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 27, 2013**
>   **Filed September 10, 2013**
>   **File No. 0-18225**

Dear Mr. Calderoni:

We refer you to our comment letter dated February 12, 2014 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Prat Bhatt
       Senior Vice President and Chief Accounting Officer

       Barbara Jacobs
       Assistant Director
       Division of Corporation Finance